# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: High Roller Technologies, Inc., CIK 0001947210
CUSIP: 42981K100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 400 SOUTH 4TH STREET, SUITE 500-#390, LAS VEGAS, Nevada (NV), 89101
Date of event which requires filing of this statement: 04/28/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002133388

## Reporting persons
- Smith Jeffrey Loren: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 787,648; shared voting power 0; sole dispositive power 787,648; shared dispositive power 0; aggregate amount beneficially owned 787,648 (7.2% of the class)

## Item 1. Issuer
Name of issuer: High Roller Technologies, Inc.
Address of issuer's principal executive offices: 400 SOUTH 4TH STREET, SUITE 500-#390, LAS VEGAS, NEVADA, 89101

## Item 2. Person Filing
Name of person filing: Jeffrey Smith
Address of principal business office or, if none, residence: 11 the Cottages, Dorado, Puerto Rico, 00646 USA
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 787,648
Percent of class: 7.2
Sole power to vote or to direct the vote: 787,648
Shared power to vote or to direct the vote: 787,648
Sole power to dispose or to direct the disposition: 787,648
Shared power to dispose or to direct the disposition: 787,648

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Smith Jeffrey Loren: Jeffrey Loren Smith, Individual (05/26/2026)